

Mail Stop 4720

March 29, 2017

Via E-mail
Claire M. Chadwick
Executive Vice President and Chief Financial Officer
Stewardship Financial Corporation
630 Godwin Avenue
Midland Park, NJ 07432

> **Re:** **Stewardship Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed March 22, 2017**
> **File No. 333-216878**

Dear Ms. Chadwick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc:    Michele F. Vaillant, Esq.